

August 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
        Issuer CIK: 0001976322
        Issuer File Number: 333-271700 / 811-2387
        Form Type: 8-A12B
        Filing Date: August 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Leverage Shares 2x Capped Accelerated COIN Monthly ETF, Leverage Shares 2x Capped Accelerated MSTR Monthly ETF. Leverage Shares 2x Capped Accelerated NVDA Monthly ETF, Leverage Shares 2x Capped Accelerated PLTR Monthly ETF, and Leverage Shares 2x Capped Accelerated TSLA Monthly ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications